14007722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

OCT 02 2014

Washington, DC 20549

No Act
PE 8/15/14

October 2, 2014

D. Scott Holley
Bass, Berry & Sims PLC
sholley@bassberry.com

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 10-2-14

Re: United Natural Foods, Inc.
Incoming letter dated August 15, 2014

Dear Mr. Holley:

This is in response to your letter dated August 15, 2014 concerning the shareholder proposal submitted to United Natural Foods by Paul J. Wilcox. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul J. Wilcox

*** FISMA & OMB Memorandum M-07-16 ***

October 2, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Natural Foods, Inc.
Incoming letter dated August 15, 2014

The proposal provides that the compensation committee determine and report the CEO-to-employee pay ratio as required by The Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 953(b), address the issue of internal equity as reflected in that ratio and establish a cap on executive compensation if deemed appropriate.

We are unable to concur in your view that United Natural Foods may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that United Natural Foods may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that United Natural Foods may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation. Accordingly, we do not believe that United Natural Foods may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BASS BERRY + SIMS PLC

D. Scott Holley
sholley@bassberry.com
(615) 742-7721

Rule 14a-8(i)(3)
Rule 14a-8(i)(7)

August 15, 2014

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: United Natural Foods, Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal by Paul J. Wilcox

Ladies and Gentlemen:

On behalf of United Natural Foods, Inc., a Delaware corporation (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "***Proposal***") from Paul J. Wilcox (the "***Proponent***") for inclusion in the proxy materials (the "***2014 Proxy Materials***") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "***2014 Annual Meeting***"). The Company intends to omit the Proposal from the 2014 Proxy Materials. We request confirmation that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from the 2014 Proxy Materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Securities and Exchange Commission (the "***Commission***") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about November 6, 2014.

I. The Proposal

The text of the resolution contained in the Proposal states:

> Resolved: Shareholders make the following two related requests of the UNFI Executive Compensation Committee 1. Determine and report the CEO to employee pay ratio as required by The Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 953(b) 2. Address the issue of internal pay equity as reflected in that ratio, and establish a cap on executive compensation if deemed appropriate.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as Exhibit A.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and materially false and misleading in violation of the proxy rules.

III. Background

On June 6, 2014, the Company received by certified mail the Proposal, a cover letter from the Proponent dated June 1, 2014, and a letter from Scottrade dated January 31, 2014 referencing the Proponent's ownership of the Company's stock. The Company sent the Proponent a letter dated June 16, 2014 requesting additional information concerning the Proponent's stock ownership, which the Company confirmed was received by the Proponent on June 17, 2014. On June 25, 2014, the Company received from the Proponent a letter from Scottrade dated June 24, 2014 referencing the Proponent's ownership of the Company's stock.

IV. Analysis

A. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

A shareholder proposal may be excluded under Rule 14a-8(i)(7) if "the proposal deals with a matter relating to the company's ordinary business operations." The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *See* Securities Exchange Act Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second related to "the degree to which the proposal attempts to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Staff further clarified this position in Staff Legal Bulletin No. 14A (Jul. 12, 2002) ("***SLB No. 14A***"), which explained that since 1992 the Staff has applied a bright-line analysis when considering whether proposals relating to compensation may be excluded under Rule 14a-8(i)(7). Under that analysis, proposals may be excluded if they "relate to general employee compensation matters" but not if they "concern only senior executive and director compensation." SLB No. 14A (emphasis in original).

The language of the Proposal is not directed solely at senior executive compensation, and it relates to either the compensation of the Company's employees at large or the compensation of the Company's executives, a group that may be larger than the Company's senior executives. The Proposal requests that the Compensation Committee "address the issue of internal pay equity" as reflected in the CEO-to-employee pay ratio, and "establish a cap on executive compensation if deemed appropriate." The language of the Proposal stands for the proposition that either or both (i) the Company should compensate its executives less, or (ii) the Company should compensate its other employees more. In the case of the former, the Proposal seeks to establish a cap on "executive compensation," which, although a vague and indefinite term as further discussed below, appears to extend beyond the Company's "senior executives." In the case of the latter, the Proposal seeks to alter the balance of compensation paid to all of the Company's employees, which is a complex matter that is fundamental to management's ability to run the day-to-day business of the Company. We do not believe the Company's stockholders are in a position to make an informed judgment on the compensation levels of the Company's employees at large.

The Company's position with respect to Rule 14a-8(i)(7) as it relates to the Proposal is consistent with several positions of the Staff taken in prior no-action letters. The Staff has concurred in the exclusion of proposals that seek to regulate either or both (i) executive compensation or (ii) the compensation of a broader group of employees. For example, in *Microsoft Corp.* (Sept. 17, 2013), the Staff permitted exclusion of a shareholder proposal where the proponent requested that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company. The Staff concurred that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Deere & Co. (Barnett)* (Oct. 17, 2012) (permitting exclusion of proposals requesting that the managing officers voluntarily repatriate 33% of their total monetary compensation for 2013 into a bonus pool to be distributed to other company employees because the proposal relates to compensation that may be paid to employees generally); *Emerson Electric Co.* (Oct. 17, 2012) (same); and *Johnson Controls, Inc.* (Oct. 16, 2012) (same).

Similar to the proposals addressed in the letters cited above, the Proposal relates to either general employee compensation matters because it seeks, in effect, to alter the balance of compensation among the Company's employees at large, or it relates to the compensation paid to the Company's executives, which, although a smaller group than all employees, still extends beyond the Company's senior executive officers. Accordingly, consistent with the precedent cited above, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7) since the Proposal deals with a matter relating to the Company's ordinary business operations.

B. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and materially false and misleading in violation of the proxy rules.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff indicated in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB No. 14B***"), that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ." Additionally, the Staff has said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991). As described below, the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and the resolution and supporting statement contained in the Proposal are objectively false and materially misleading in violation of Rule 14a-9, and, therefore, the Company may exclude the Proposal under Rule 14a-8(i)(3).

1. The Proposal is impermissibly vague and indefinite so as to be inherently misleading.

The Proposal is excludable under Rule 14a-8(i)(3) as the Proposal is vague and indefinite so as to be misleading because it fails to define terms necessary for the Company and its stockholders to understand what implementation should entail. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB No. 14B; *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. For example, in *Boeing Co.* (Reconsideration) (Mar. 2, 2011), the Staff permitted the exclusion of a proposal that sought for Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also General Motors Corp.* (Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOs and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group"); *Woodward Governor Co.* (Nov. 26, 2003) (concurring with the exclusion of a proposal that the board implement a compensation policy for "the executives in the upper management (that being plant managers to board members), based on stock growth" as vague and indefinite where the company had no executive category for plant manager).

Moreover, the Staff consistently has concurred with the exclusion of shareholder proposals involving executive compensation matters when such proposals have included terms that are subject to multiple interpretations. For example, in *PepsiCo Inc. (Steiner)* (Jan. 10, 2013), the Staff concurred that a proposal requesting the adoption of a policy to limit the accelerated vesting of senior executives' equity awards following a change of control to vesting on "a pro rata basis," provided that any "performance goals must have been met" was excludable under Rule 14a-8(i)(3) where the company argued that it was unclear, among other things, what was meant by "pro rata basis," and for what period, and to what extent, the performance goals needed to be met. *See also AT&T Inc.* (Jan. 10, 2013); *Baxter International Inc.* (Jan. 10, 2013); *Staples, Inc.* (Mar. 5, 2012); *Devon Energy Corp.* (Mar. 1, 2012); *Limited Brands, Inc.* (Feb. 29, 2012) and *Verizon Communications Inc.* (Jan. 27, 2012) (each concurring in the exclusion under

Rule 14a-8(i)(3) of a proposal seeking to limit accelerated vesting of equity awards in the event of "termination" or a "change of control" subject to "pro rata" vesting where such terms were undefined).

Here, the Proposal requests that the Company determine and report the "CEO to employee pay ratio as required by The Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 953(b)." The Proposal fails to define the key term, "CEO to employee pay ratio," and the Company and its stockholders will be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. To the extent that "CEO to employee pay ratio" is intended to be defined based on Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "***Dodd-Frank Act***") shareholders voting on the Proposal will not know the meaning of that term when voting on the Proposal. The Dodd-Frank Act does not, of itself, require companies to report the CEO-to-employee pay ratio, and accordingly the Dodd-Frank Act does not define "CEO-to-employee pay ratio." The Proposal materially misstates existing law in this regard. Instead, Section 953(b) of the Dodd-Frank Act requires the Commission to adopt amendments to Item 402 of Regulation S-K requiring companies to disclose the median of the total annual compensation of all employees, except the chief executive officer, the total annual compensation of the chief executive officer, and the ratio of the chief executive officer's total annual compensation to that of pay to the median of total annual compensation of all other employees.

The Commission has proposed, but not adopted, the pay ratio amendments to Item 402 of Regulation S-K mandated by Section 953(b) of the Dodd-Frank Act. *See* Release No. 33-9452 (Sept. 18, 2013) (the "***Proposed Pay Ratio Rules***"). The proposing release for the Proposed Pay Ratio Rules identifies many issues that companies must address in order to calculate the ratio of the CEO's total compensation to that of a median employee. For example, the Commission requested comment on issues such as whether non-full-time employees or non-U.S. employees may be excluded from the calculation of total median compensation, whether a separate ratio should be disclosed for non-U.S. employees, the applicable date for calculating the ratio, whether seasonal workers' compensation should be annualized, the method of determining the median annual compensation, and the method by which the definition of total annual compensation should be applied to non-executive officers. *See* Proposed Pay Ratio Rules. The Commission's decisions on these and other matters in adopting any final pay ratio disclosure rules will dramatically impact the method of calculating and disclosing the ratio of the CEO's total compensation to that of a median employee. Therefore, without further guidance, the Proposal's use of the term "CEO to employee pay ratio" is ambiguous.

Furthermore, it is unclear whether the Proposal's reference to the CEO-to-employee pay ratio required by the Dodd-Frank Act is intended to be defined by the text of the Dodd-Frank Act itself or defined by the Proposed Pay Ratio Rules or the final pay ratio disclosure rules eventually adopted by the Commission. As mentioned above, the Commission has requested comment on many aspects that are fundamental to the interpretation of the rules. In response to the Commission's requests for comment, over 23,000 comment letters have been submitted to the Commission to date, many of which recommend extensive changes to the Proposed Pay

Ratio Rules. Thus, it is impossible to predict the extent to which the final rules will deviate from the Proposed Pay Ratio Rules. Similar to the proposals in *PepsiCo* and the other precedent no-action letters cited above, in the current instance, the Proposal could reasonably be interpreted in multiple and inconsistent ways by the Company and the Company's stockholders.

We note that although the Proposal references the "CEO to employee pay ratio as required by The Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 953(b)," the Proposal fails to describe any substantive provisions of Section 953(b) of the Dodd-Frank Act. The Staff has found on numerous occasions, a shareholder proposal that references an external standard, such as Item 402 of Regulation S-K, without providing a definition or description of that external standard is excludable because the shareholders cannot be expected to know what a defined term encompasses or to make an informed decision on the merits of the proposal. For example, in *Dell Inc.* (Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that the quoted language represented a central aspect of the proposal and that many shareholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." Similarly, in *KeyCorp* (Mar. 15, 2013), the Staff concurred in the exclusion of a proposal requesting that the company "establish a policy requiring that the Board's chairman be an 'independent director,' as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of KEYCORP." In its response letter, the Staff stated that the New York Stock Exchange definition of director independence was a "central aspect" of the proposal, yet the proposal "does not provide information about what this definition means." The Staff similarly concurred in the exclusion of other independent chair shareholder proposals that referred to the New York Stock Exchange or NASDAQ independence standards without describing those standards. See *McKesson Corp.* (Apr. 17, 2013); *Ashford Hospitality Trust, Inc.* (Mar. 15, 2013); *Chevron Corp.* (Mar. 15, 2013); and *Comcast Corp.* (Mar. 15, 2013). With respect to the Proposal, neither the Company nor its stockholders will be able to determine how Section 953(b) of the Dodd-Frank Act will be applied under the Proposal since Section 953(b), of itself, does not require companies to disclose the CEO-to-employee pay ratio, and the Commission's rules that seek to implement Section 953(b) of the Dodd-Frank Act have not been adopted.

The Proposal also requests that the Company's Compensation Committee address the issue of "internal pay equity as reflected in [the CEO-to-employee pay ratio]" and to establish a cap on "executive compensation." The Proposal fails to define the key terms "internal pay equity" and "executive compensation" and their meanings are subject to multiple and inconsistent interpretations. Internal pay equity is a concept for which there is no generally accepted meaning, and the varying definitions of the term will continue to evolve over time. For example, is internal pay equity a measure of fairness of the chief executive's compensation vis-à-vis the other named executive officers or vis-à-vis another subset of employees? The Proposal also requests that the Company's Compensation Committee establish a cap on "executive compensation," without defining that term or providing guidance on how such a cap would be implemented (e.g., which set of executives would be subject to such a cap, and what types of compensation would be subject to the cap?). The supporting statement contained in the Proposal actually raises further confusion since it cites Whole Foods' limitation on cash compensation paid to its named executive officers being 19-to-1. The Company's stockholders might reasonably believe that voting for the Proposal is a vote only to establish a cap on cash compensation rather than a fuller set of compensation (e.g., total compensation reported under Item 402 of Regulation S-K). Furthermore, the Proposal is vague and indefinite with respect to what actions the Proposal requests that the Company's Compensation Committee take with respect to addressing internal pay equity (e.g., does the Proposal request that the Company compensate its executives less, or that the Company should compensate its other employees more?). The Proposal's failure to define the terms "internal pay equity" and "executive compensation," and the Proposal's failure to provide guidance on what actions the Company's Compensation Committee should take, render the Proposal so indefinite and vague that the Company and its stockholders will be unable to determine with any reasonable certainty what the Proposal intends with respect to such matters.

For each of these reasons, and consistent with the precedent no-action letters cited above, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal since they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB No. 14B. Accordingly, because the Proposal fails to sufficiently define necessary terminology, it is impermissibly vague and indefinite so as to be inherently misleading and, thus, is excludable in its entirety under Rule 14a-8(i)(3).

2. The Proposal contains false and materially misleading statements.

In SLB No. 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Accordingly, the Staff has permitted companies to exclude shareholder proposals where the proposal or supporting statement contained key factual statements that were materially false or misleading.

The resolution and supporting statement comprising the Proposal contain objectively false and materially misleading statements, described below.

- The resolution contained in the Proposal requests that the Company report the CEO-to-employee pay ratio "as required by The Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 953(b)." Section 953(b) of the Dodd-Frank Act does not, of itself, require companies to report the CEO-to-employee pay ratio. Rather, Section 953(b) of the Dodd-Frank Act requires the Commission to adopt amendments to Item 402 of Regulation S-K requiring companies to disclose the median of the total compensation of all employees, except the chief executive officer, the total annual compensation of the chief executive officer, and the ratio of the chief executive officer's total compensation to that of the median of total annual compensation of all other employees. The resolution contained in the Proposal materially misstates existing law and implies that the Company has failed to comply with existing law by not having previously reported a CEO-to-employee pay ratio.

- The supporting statement contained in the Proposal states that the Company's CEO-to-worker pay ratio is 136-to-1 as reported by the AFL-CIO's "Executive Paywatch" website (http://www.aflcio.org/Corporate-Watch/CEO-Pay-and-You). The ratio reported by the AFL-CIO includes the total compensation paid to the Company's CEO as reported in the summary compensation table of the Company's 2013 definitive proxy statement, but misleadingly compares that amount to the average workers' pay according the Bureau of Labor Statistics data for production and non-supervisory workers. In the case of the Company's CEO, Steve Spinner, such total compensation includes cash, the grant date fair value of equity awards (including performance-based equity awards for which the performance criteria may not be achieved and which in such case would be forfeited by Mr. Spinner), certain earnings on deferred compensation, and all other compensation reportable under Item 402 of Regulation S-K. The Company believes that the Bureau of Labor Statistics data to which Mr. Spinner's total compensation is compared includes solely cash wages. Despite the Proposal citing the Company's CEO-to-employee pay ratio as reported by AFL-CIO, the Proposal then states that "Whole Foods Market has capped executive compensation as a multiple of worker pay. The current ratio is 19 to 1." The Proponent's statement is materially false and misleading for two reasons:

    - Whole Foods Market, Inc. ("***Whole Foods***") has not capped *executive compensation* at a 19-to-1 ratio. Rather, according to Whole Foods' definitive proxy statement filed with the Commission on January 10, 2014 (the "***WFM Proxy Statement***"), Whole Foods has capped only *cash* compensation of its executive officers at a 19-to-1 ratio. We believe that a reasonable investor would read the term *executive compensation* to mean, at a minimum, total cash and equity-based compensation. The Proposal's statement is materially misleading since it fails to specify that the 19-to-1 pay ratio is based only on the cash component of Whole Foods' executive compensation. By way of example, according to the summary compensation table of the WFM Proxy Statement approximately 75% of the fiscal 2013 total compensation of Walter Robb, Whole Foods' co-CEO, was comprised of the grant date fair value of equity awards. The ratio of Mr. Robb's cash and equity compensation would be significantly higher than the 19-to-1 ratio cited by the Proponent.

    - Although the Proposal cites the 136-to-1 pay ratio reported by the AFL-CIO's "Executive Paywatch" website with respect to the Company, the Proposal fails to state the directly comparable pay-ratio of Whole Foods' co-CEO contained in that same source material. The CEO-to-employee pay ratio of Whole Foods, as reported on the AFL-CIO's "Executive Paywatch" website, was 92-to-1 for 2013. When the two pay ratios cited by the Proponent (136-to-1 for the Company and 19-1 for Whole Foods) are taken together, they are materially misleading to investors since they are calculated in fundamentally different manners.

- The supporting statement contained in the Proposal includes discussion of the executive compensation practices of Whole Foods, including the statement that "all [of Whole Foods' named executive officers] are compensated equally." This statement is patently false and would be materially misleading to the Company's stockholders. According to the summary compensation table of the WFM Proxy Statement, not one of Whole Foods' named executive officers' total compensation was equal to another named executive officer's total compensation. The reported total compensation for two named executive officers was approximately $3.2 million, while four named executive officers' reported total compensation was approximately $1.2 million. The Proposal's statement also disregards the fact that the total compensation reported for John Mackey, Whole Foods' co-CEO, was $1.00 during 2013 as a result of his voluntarily foregoing his salary several years ago.

- The supporting statement contained in the Proposal indicates that "a perceived lack of internal equity may have been a factor in the 2012-2013 winter strike at [the Company's] Auburn, Washington facility." This statement is pure conjecture. The Proponent is not an employee of the Company, and the Company is not aware of any efforts undertaken by the Proponent to survey the Company's employees regarding a perceived lack of internal equity. The statement is irrelevant to stockholders' consideration of the Proposal.

For all of the foregoing reasons, the resolution and supporting statement contained in the Proposal are objectively false and materially misleading in violation of Rule 14a-9, and, therefore, the Company may exclude the Proposal under Rule 14a-8(i)(3).

4. Revision is permitted only in limited circumstances.

While the Staff sometimes permits shareholder proponents to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See* SLB No. 14B. As the Staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also* SLB No. 14. As evidenced by the number of material false and misleading statements and vague and indefinite portions of the Proposal discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). As a result, the entire Proposal may be omitted under Rule 14a-8(i)(3), and the Proponent should not be given the opportunity to revise it.

V. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (615) 742-7721 or sholley@bassberry.com.

Very truly yours,

D. Scott Holley

Enclosures

cc: Paul J. Wilcox
Joseph J. Traficanti (United Natural Foods, Inc.)

13375505.3

EXHIBIT A

Rec'd 6/06/14

*** FISMA & OMB Memorandum M-07-16 ***

June 1, 2014

Mr. Joseph J. Traficanti

Senior Vice President

UNFI

313 Iron Horse Way

Providence, RI 02908

Dear Mr. Traficanti:

Please find enclosed a shareholders' proposal I wish to submit for consideration according to SEC Rule 14a-8 at the 2014 UNFI annual shareholders' meeting.

Enclosed also is a statement from my brokerage of having held 100 shares of UNFI stock continuously since February 18, 2011. I also intend to retain those shares through December 31, 2014, and beyond.

Sincerely,

Paul J. Wilcox

Paul J. Wilcox

Enclosures (2)

cc: SEC

Limitations on Executive Compensation

Resolved: Shareholders make the following two related requests of the UNFI Executive Compensation Committee 1. Determine and report the CEO to employee pay ratio as required by The Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 953(b) 2. Address the issue of internal equity as reflected in that ratio, and establish a cap on executive compensation if deemed appropriate.

The AFL-CIO has provided an unofficial estimate of the UNFI CEO to employee pay ratio on their website Executive Paywatch (http://www.aflcio.org/Corporate-Watch/CEO-Pay-and-You). They report a UNFI 2012 CEO to employee ratio of 136 to 1. Using this figure as an approximation, a discussion is warranted on the issue of internal equity.

As an example and model of a company that considers internal equity an important metric, the Compensation Committee needs to look no further than UNFI's largest customer, Whole Foods Market. Since its founding, Whole Foods Market has capped executive compensation as a multiple of worker pay. The current ratio is 19 to 1. Interestingly, management consultant and author Peter Drucker has recommended a figure no higher than 20 to 1 "if managers don't want resentment and falling morale to hit their companies".. John Mackey, WFM Co-CEO, has stated "...Whole Foods has never lost to a competitor a top executive that we wanted to keep since the company began more than 30 years ago". A perceived lack of internal equity may have been a factor in the 2012-2013 winter strike at the Auburn, WA distribution center, the first such action in the history of UNFI.

Another area in which WFM differs from UNFI is in the use of "benchmarking" in the determination of executive compensation. A potential result of benchmarking is the Lake Wobegon effect, wherein every CEO is deemed "above average". WFM does not benchmark per se, and more bluntly states "benchmarking has been a factor in the exponential growth in executive compensation that is common at other companies,"

One final aspect of WFM's compensation philosophy worthy of emulation is that all NEOs are compensated equally, which fosters an attitude of teamwork, rather than over-reliance on a single out-performing individual.

A "YES" vote will ensure that this critical issue is addressed. A more equitable and egalitarian approach to compensation should serve to enhance morale and performance among those who do the actual work of distribution.

Scottrade

MEMBER FINRA/SIPC

P.O. Box 31759 St. Louis, MO 63131-0759
(314) 965-1555 • (800) 888-1980

January 31, 2014

Paul J. Wilcox

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade Account FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wilcox:

I am writing, per your request, to verify that you have continuously held no less than 100 shares of United Natural Foods Inc. (UNIF) in your account, referenced above, since February 18, 2011.

Please feel free to contact your local branch office if you have any additional questions at 503-653-6188.

Sincerely,

Randy Copeland
Investigation and Resolution Examiner

cc: Mary Kirk, Branch Manager

Page 16 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

From: Joe Traficanti <JTraficanti@unfi.com>
Sent: Monday, June 16, 2014 11:03 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Your Shareholder Proposal
Attachments: 20140616115459651.pdf

Mr. Wilcox:

Please see attached.

Joe Traficanti

JOSEPH J. TRAFICANTI
SVP, General Counsel, Chief Compliance Officer United Natural Foods, Inc.
313 Iron Horse Way, Providence, RI 02908 p : 401-528-8634 ext. 32301 f : 866-537-3724 c : 804-380-5002
jtraficanti@unfi.com

unfi
DRIVEN BY NATURE

June 16, 2014

<u>VIA FEDERAL EXPRESS AND EMAIL (PAULJWILCOX@COMCAST.NET)</u>

Mr. Paul J. Wilcox

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wilcox:

I am writing on behalf of United Natural Foods, Inc. (the "<u>Company</u>"), which received on June 6, 2014, a stockholder proposal (the "<u>Proposal</u>") from you for inclusion in the Company's proxy statement (the "<u>Proxy Statement</u>") to be sent to the Company's stockholders in connection with the Company's next annual meeting of stockholders. We are currently reviewing the Proposal to determine if it is eligible for inclusion in the Proxy Statement; however, sufficient proof of your ownership of the Company's stock was not included with the submission. Pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934, we are writing to you to request evidence of your ownership of the Company's stock satisfying the requirements of Rule 14a-8(b).

Rule 14a-8(b) requires that in order to be eligible to submit a stockholder proposal under Rule 14a-8(b), a proponent must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the stockholder proposal at the stockholders' meeting for at least one year as of the date the proponent's proposal was submitted to the company. In addition, the proponent must continue to hold those securities through the date of the meeting at which the stockholder proposal is presented. The Company's stock register indicates that you are not a registered owner of shares of the Company's stock.

Pursuant to Rule 14a-8(b), since you are not a record owner you must provide documentation as to your continuous ownership of the required amount of the Company's stock. Sufficient proof must be in the form of either:

(i) A written statement from the "record" holder of your stock in the Company (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year. Please note: an account statement from your broker or bank will not satisfy this requirement.

(ii) If you have filed with the U.S. Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares of the Company's stock as of or before the date on which the one-year eligibility period begins, then (a) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and (b) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

With the Proposal, you included a letter dated January 31, 2014 from Scottrade indicating that you have continuously held no less than 100 shares of the Company's stock since February 18, 2011. This letter is insufficient to prove your ownership pursuant to Rule 14a-8(b) because it does not cover the entire one year period preceding and including June 2, 2014, the post-marked date of your submission of the Proposal. Please resubmit your proof of ownership so that it covers the one year period preceding and including June 2, 2014, the post-marked date of your submission of the Proposal.

Enclosed for your reference please find (i) a copy of Rule 14a-8 and (ii) recent guidance from the staff of the U.S. Securities and Exchange Commission regarding, among other things, brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8, and common errors stockholders can avoid when submitting proof of ownership to companies.

Pursuant to Rule 14a-8(f), your response, including the required proof of ownership, must be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date you receive this notice of defect. If you do not submit such information within the proper timeframe, Rule 14a-8(f) allows the Company to exclude the Proposal from the Proxy Statement. Please address any response to me at United Natural Foods, Inc., 313 Iron Horse Way, Providence, RI 02908, Attention: Corporate Secretary. Alternatively, you may send your response to me via e-mail at JTraficanti@unfi.com.

Sincerely,

Joseph J. Traficanti
Senior Vice President, General Counsel,
Chief Compliance Officer and
Corporate Secretary

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F
Division of Corporation Finance Staff Bulletin No. 14G

Pages 20 through 25 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Staff Legal Bulletin No. 14F (Shareholder Proposals)
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Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action:
Publication of CF Staff Legal Bulletin

Date:
October 18, 2011

Summary:
This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information:
The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts:
For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_f in_interpretive
.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

* Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
* Common errors shareholders can avoid when submitting proof of ownership to companies;
* The submission of revised proposals;
* Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
* The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website:
SLB No. 14

,
SLB No. 14A

,
SLB No. 14B

,
SLB No. 14C

SLB No. 14D
and
SLB No. 14E

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.
1

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.
2
Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.
3

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.
4
The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.
5

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In
The Hain Celestial Group, Inc.
(Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.
6
Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing,
Hain Celestial
has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8
7
and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow
Hain Celestial
.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,
8
under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/memb ership/directories/dtc/alpha.pdf
.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.
9

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year
by the date you submit the proposal
" (emphasis added).
10
We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date
before
the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date
after
the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."
> 11

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).
12
If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.
13

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,
14
it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.
15

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.
16

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

1
See
Rule 14a-8(b).

2
For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions.
See
Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3
If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4
DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest.
See
Proxy Mechanics Concept Release, at Section II.B.2.a.

5
See
Exchange Act Rule 17Ad-8.

6
See
Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7

See KBR Inc. v. Chevedden
, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011);
Apache Corp. v. Chevedden,
696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8
Techne Corp.
(Sept. 20, 1988).

9
In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number.
See
Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10
For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11
This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12
As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13
This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, additional
proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow
Layne Christensen Co.
(Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14
See, e.g.
, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15
Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16
Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Shareholder Proposals
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Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action:
Publication of CF Staff Legal Bulletin

Date:
October 16, 2012

Summary:
This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information:
The statements in this bulletin represent the views of the Division of Corporation Finance (the úDivision). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the úCommission). Further, the Commission has neither approved nor disapproved its content.

Contacts:
For further information, please contact the Division s Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_f in_interpretive
.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

* the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
*
* the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
*
* the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission s website:
SLB No. 14

,
SLB No. 14A

,
SLB No. 14B

,
SLB No. 14C

'
SLB No. 14D

'
SLB No. 14E
and
S LB No. 14F
.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company s securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a ûwritten statement from the record holder of your securities (usually a broker or bank) .

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company (úDTC) should be viewed as ûrecord holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.
1
By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8 s documentation requirement by submitting a proof of ownership letter from that securities intermediary.
2
If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent s beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date
before
the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date
after
the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent s beneficial ownership over the required full one-year period preceding the date of the proposal s submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies notices of defect make no mention of the gap in the period of ownership covered by the proponent s proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent s proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal s date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to

count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.
3

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.
4

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company s proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute úgood cause for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company s request that the 80-day requirement be waived.

1
An entity is an úaffiliate of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

2
Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is úusually, but not always, a broker or bank.

3
Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

4
A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

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Modified: 10/16/2012

From: Joe Traficanti <JTraficanti@unfi.com>
Sent: Thursday, June 26, 2014 7:25 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Fwd: Your Shareholder Proposal
Attachments: 20140616115459651.pdf; 001.jpg

Thanks, Paul.

Joe

JOSEPH J. TRAFICANTI
SVP, General Counsel, Chief Compliance Officer
United Natural Foods, Inc.
313 Iron Horse Way, Providence, RI 02908
p : 401-528-8634 ext. 32301
f : 866-537-3724
c : 804-380-5002
jtraficanti@unfi.com

Please consider the environment before printing this email.

From: Paul J. Wilcox *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, June 25, 2014 9:13 PM
To: Joe Traficanti
Subject: Fw: Fwd: Your Shareholder Proposal

Mr. Traficanti,
Please find attached a copy of an updated letter of proof of UNFI stock ownership.
I will get the original in the mail tomorrow.
Paul Wilcox

From: Paul J. Wilcox
Sent: Monday, June 16, 2014 5:25 PM
To: Paul J. Wilcox
Subject: Fwd: Your Shareholder Proposal

Sent from my iPad

Begin forwarded message:

From: Joe Traficanti <JTraficanti@unfi.com>
Date: June 16. 2014 at 9:03:22 AM PDT
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Your Shareholder Proposal

Mr. Wilcox:

Please see attached.

Joe Traficanti

JOSEPH J. TRAFICANTI
SVP, General Counsel, Chief Compliance Officer
United Natural Foods, Inc.
313 Iron Horse Way, Providence, RI 02908
p : 401-528-8634 ext. 32301
f : 866-537-3724
c : 804-380-5002
jtraficanti@unfi.com

the sender by return email or by calling (860) 779-2800 ext 35555 and delete this communication and all copies, including all attachments.

Sent from my iPad

Begin forwarded message:

> From: Joe Traficanti <JTraficanti@unfi.com>
> Date: June 16, 2014 at 9:03:22 AM PDT
> To: *** FISMA & OMB Memorandum M-07-16 ***
> Subject: Your Shareholder Proposal
>
> Mr. Wilcox:
>
> Please see attached.
>
> Joe Traficanti
>
>
>
>
> JOSEPH J. TRAFICANTI
> SVP, General Counsel, Chief Compliance Officer
> United Natural Foods, Inc.
> 313 Iron Horse Way, Providence, RI 02908
> p : 401-528-8634 ext. 32301
> f : 866-537-3724
> c : 804-380-5002
> jtraficanti@unfi.com
>
> Please consider the environment before printing this email.
>
>
>
>
>
>
>
>
>
>
> ________________________________
>
> The information contained in this communication is confidential, may be privileged pursuant to the attorney-client privilege and/or the work product doctrine, may constitute inside information, and is intended

only for the use of the addressee. If the reader of this message is not the intended recipient, or the employee or agent responsible to deliver it to the intended recipient, be advised that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify the sender by return email or by calling (860) 779-2800 ext 35555 and delete this communication and all copies, including all attachments.

Scottrade
MEMBER FINRA/SIPC
P.O. Box 31759 St. Louis MO 63131-0759

June 24, 2014

Paul J. Wilcox

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade Account*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wilcox:

I am writing, per your request, to verify that you have continuously held no less than 100 shares of United Natural Foods Inc. (UNFI) in your above referenced account, since February 18, 2011.

If you have questions, feel free to contact your local branch office at 828-277-6621.

Sincerely,

Randy Copeland
Investigation and Resolution Examiner

cc: Mary Kirk, Branch Manager